PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

FUKOKU SEIMEI BUILDING, 2-2 UCHISAIWAICHO 2-CHOME,

CHIYODA-KU, TOKYO 100-0011, JAPAN

April 6, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549, U.S.A.

Attention:	Mr. Hugh West
Accounting Branch Chief

Mitsubishi UFJ Financial Group, Inc.

Form 20-F for Fiscal Year Ended March 31, 2008

Dear Mr. West:

We are submitting this letter on behalf of our client, Mitsubishi UFJ Financial Group, Inc. (the “Registrant”) in response to your letter, dated March 24, 2009, addressed to Mr. Hiroshi Saito, the Registrant’s Senior Managing Director and Chief Financial Officer. We appreciate the Staff’s review of and comments to the Registrant’s previous annual report on Form 20-F for the fiscal year ended March 31, 2008.

Set forth below are the Staff’s comments together with the Registrant’s responses to these comments.

Note 10 – Goodwill and Other Intangible Assets, p. F-50

COMMENT NO. 1: We note you recorded goodwill impairment charges totaling ¥893.7 billion for the fiscal year ended March 31, 2008 and that the majority of these charges relate to your domestic segment, specifically the Bank of Tokyo-Mitsubishi Corporate reporting unit. Please provide us with additional details regarding the impairment analyses performed:

•

Provide us with a list (in tabular format) of each reporting unit (including the segment to which the reporting unit relates) and identify the respective unit fair value, carrying amounts, and reporting unit goodwill;

•	Identify each unit that was tested for impairment and discuss the specific technique used to determine unit fair value;

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•

Identify specifically which reporting units, if any, required the second step of impairment testing. Tell us the results of such testing, and include a discussion of the fair value of your loans for this purpose, and any previously unrecognized intangible assets identified;

•

For those reporting units that required second step testing (as noted above), tell us whether you used a third party valuation firm to assist in the determination of fair value for your reporting units. If so, please tell us the type of report issued by the valuation firm, and how managements used this information to arrive at the fair values ultimately used, including discussions of whether any adjustments made to the fair values discussed in any report obtained; and

•

Tell us whether management performed any “reasonableness” test or validation procedures of the fair values assumed for the reporting units. For example, tell us whether management reconciled the fair values of the reporting units to the market capitalization of the company, and if so, the results of such testing.

RESPONSE TO COMMENT NO. 1: The following table sets forth the details of the Registrant’s reporting units that were tested for impairment and, if applicable, related recorded goodwill impairment losses recorded as of the annual goodwill impairment testing date of March 31, 2008:

Reporting Unit	Business Segment	Valuation Methodology	Was First Step of Impairment Testing Required?	Was Second Step of Impairment Testing Required?	Goodwill Impairment Loss
					(in millions)
BTMU –
Retail	Retail	Income Approach	Yes	No	—
MUN	Retail	Market Approach	Yes	No	—
Corporate	Corporate–Domestic	Income Approach	Yes	Yes	¥(828,786)
Global	Corporate–Overseas	Income Approach	Yes	No	—
UNBC	Corporate–UNBC	Market Approach	Yes	No	—
Treasury	Global Markets	Net Assets	Yes	No	—
Trust	Trust	Income Approach	No	—	—

Total					(828,786)

MUTB –
Retail	Retail	Income Approach	No	—	—
Corporate	Corporate–Domestic	Income Approach	No	—	—
Real Estate	Corporate–Domestic	Income Approach	Yes	Yes	(14,950)
Securities	Corporate–Domestic	Income Approach	No	—	—
Global	Corporate–Overseas	Income Approach	No	—	—
Trust	Trust	Income Approach	Yes	No	—
Treasury	Global Markets	Net Assets	No	—	—

Total					(14,950)

MUS –
Retail	Retail	Income Approach	Yes	Yes	(10,154)
Corporate	Corporate–Domestic	Income Approach	Yes	Yes	(39,831)
Global	Corporate–Overseas	Net Assets	No	—	—
Trust	Trust	Income Approach	No	—	—

Total					(49,985)

MUAM –
Trust	Trust	Income Approach	Yes	No	—

Total					¥(893,721)

The Registrant is supplementarily submitting to the Staff on a confidential basis the respective fair values, carrying amounts and goodwill associated with each reporting unit.

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Techniques to Estimate Fair Value

Several valuation techniques were utilized to estimate fair values of reporting units for the purpose of the annual goodwill impairment test as indicated in the above table. The primary methodology used to estimate the fair value was the income approach. The forecasted cash flows of the reporting units were discounted by using appropriate rates of return. Similar listed companies were identified and market multiples developed solely to support the findings of the income approach (taking into account specific differences between the subject reporting units and the similar listed companies). The similar listed companies provided insight into determining appropriate market participant costs of equity for each reporting unit.

Since Mitsubishi UFJ NICOS Co., Ltd. (BTMU-MUN) and UnionBanCal Corporation (BTMU-UNBC) were publicly traded companies as of the testing date (March 31, 2008), the fair values of these reporting units were based on their respective market capitalizations as of the testing date adjusted to add a 15% control premium, which is the same premium as the control premium applied for the overall market capitalization of the Registrant.

For other reporting units, fair values were estimated based on the net asset value of reporting units with fair value adjustments for significant assets and liabilities that were accounted for on an amortized cost basis as well as recognition of fair value of unrecognized intangible assets, because the majority of assets and liabilities within those reporting units are accounted for at fair value.

Fair Value of Loans and Previously Unrecognized Intangible Assets Identified in Second Step of Impairment Testing

In order to perform the second step of impairment testing under paragraph 20 of SFAS No. 142, the Registrant applied the business combination guidance of SFAS No. 141 and allocated the fair value of the reporting units to all of the assets and liabilities of the units. Within this process, the Registrant considered the fair value of the loan portfolios and identification of unrecognized intangible assets as further described below. Through this process, the implied fair value of the goodwill was determined which resulted in impairment in each of the reporting units noted above. In each reporting unit, the full amount of the goodwill was determined to be impaired resulting in the impairment charge of ¥893,721 million in total.

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Loans

The fair values of loans are estimated for groups with similar characteristics, including type of loan, credit quality and remaining maturity. In incorporating the credit risk factor, management concluded that the allowance for credit losses adequately adjusts the related book values for credit risk. For floating-rate or adjustable-rate loans, which mature or are repriced within a short period of time, the carrying values are considered to be a reasonable estimate of fair values. For fixed-rate loans, market prices are not generally available and the fair values are estimated by discounting the estimated future cash flows based on the contracted maturity of the loans. The discount rates are based on the current market rates corresponding to the applicable maturity. Where quoted market prices or estimated fair values are available, primarily for loans to refinancing countries, loans held for dispositions or sales and certain other foreign loans, the fair values are based on such market prices and estimated fair values, including secondary market prices. For impaired loans, the fair values are generally determined on an individual basis by discounting the estimated future cash flows and may be based on the appraisal value of underlying collateral as appropriate.

Previously Unrecognized Intangible Assets Identified

The following is a list of previously unrecognized identifiable intangible assets of the Registrant for reporting unit, as of the testing date:

•	BTMU-Corporate

–	Core deposit intangibles;

–	Overdraft relationships;

–	Software systems; and

–	Favorable trade name license.

•	MUS-Retail

–	Software systems; and

–	Favorable trade name license.

•	MUS-Corporate

–	Customer relationships (sales & trading institutional and investment banking);

–	Software systems; and

–	Favorable trade name license.

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Fair value of core deposit intangibles: The fair value of core deposit intangible, or “CDI,” was estimated based on a derivation of the income approach known as the “cost savings method.” Under the “cost savings method,” the fair value of an asset is estimated based on the future costs saved due to ownership of the asset. Specifically, the Registrant used a “favorable financing approach” of the cost savings method to estimate the fair value of the intangible assets associated with the liabilities held in the form of core deposits (i.e., the CDI). This approach is based on the premise that a rational investor will pay a premium to obtain a set of core deposits only if they represent a cheaper source of funding than the investor’s marginal cost of funds.

Fair value, under this approach, represents the maximum premium a typical investor would be willing to pay to obtain this source of funding. The Registrant’s analysis assumes the marginal cost of funds is a blended rate of call money and fixed rates on three-month certificates of deposit.

Relationship based intangible assets: Relationship based intangible assets include overdraft relationships and customer relationships (sales & trading institutional, and investment banking). The fair values of the relationship based intangible assets are estimated based on a derivation of the income approach known as the “residual income method.” This form of the income approach is based on the present value of the future residual cash flow attributable to the intangible asset after recognition of returns to complimentary assets such as favorable trade name license, fixed assets, software and assembled workforce.

Software systems: Software systems are internally developed software systems that are currently being used. The fair values of the software systems were estimated based on the cost savings approach. This valuation methodology uses the concept of replacement cost as an indicator of value. The premise of the cost approach holds that a prudent investor would pay no more for an asset than the amount for which the asset could be replaced. Replacement costs are typically adjusted for loss in value due to physical deterioration, functional obsolescence and/or economic obsolescence.

Favorable trade name license: The fair value of the Mitsubishi UFJ trade name was estimated based on a variation of the income approach known as the discounted-cash-flow-relief-from-royalty method.

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Use of Third Party Valuation Firm

The Registrant engaged an independent valuation firm to assist in a part of the Registrant’s annual impairment testing of goodwill, and the valuation firm issued a valuation report. We understand that the type of the valuation report the Registrant received, while not indicating that it was a “detailed report” as described in AICPA Statement on Standards for Valuation Services No. 1, Valuation of a Business, Business Ownership Interest, Security, or Intangible Asset, was substantively consistent with that type of report. The scope of the independent valuation firm’s services was to assist the Registrant with its estimation of the fair value of all of the reporting units as well as unrecognized intangible assets of BTMU-Corporate, MUS-Retail and MUS-Corporate. The Registrant provided information, such as historical and prospective financial and operating information, as well as other key inputs to the independent valuation firm.

The Registrant discussed operating characteristics and provided commentary that were considered by the independent valuation firm in their estimation of fair value. The Registrant did not make any adjustments to the values obtained from the valuation firm’s report.

Reconciliation to Overall Market Capitalization

The first step of the goodwill impairment analysis under SFAS 142 requires a determination of the fair value of the reporting units, as of the testing date. The concluded fair values of the reporting units are then compared to the carrying values of the respective reporting units to ascertain if impairment exists. This process includes a “reasonableness” test by analyzing (reconciling within reason) the sum of the fair values of all the Registrant’s reporting units, including any corporate adjustments, in comparison to the Registrant’s overall market capitalization as of the testing date. The Registrant’s overall market capitalization was determined based on the aggregate public market value of the Registrant’s common shares, including of a control premium of 15% (to reflect the element of control in comparison to the minority interest indicated by the publicly traded share price) plus the fair value of the Registrant’s preferred shares.

The Registrant is supplementarily submitting to the Staff on a confidential basis the fair values of the reporting units and the reconciliation to the overall market capitalization of the Registrant.

Note 31 – Estimated Fair Value of Financial Instruments, p. F-107

COMMENT NO. 2: We note your disclosure on page 10 (Risk Factors — the valuation of certain financial instruments relies on quoted market prices that may fluctuate significantly) that as the global financial markets became unstable following concerns of increased defaults of higher mortgages in the United States, there have been increased circumstances where quoted market prices for securities became significantly depressed or were not properly quoted. Please tell us in detail how you determined fair values of securities as reported on your consolidated balance sheets in those circumstances. Additionally, quantify the fair values of these securities as of March 30, 2008.

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RESPONSE TO COMMENT NO. 2: The following table provides the types and amounts of securities measured at fair value on a recurring basis on the consolidated balance sheets as of March 31, 2008:

(Yen in million)
Trading account assets:
Trading securities:
Japanese government, prefectural and municipal bonds (a), (b)	¥4,540,158
Commercial paper (e)	1,401,970
Equity securities, foreign government bonds and other securities (c), (h)	3,940,292

Total	9,882,420

Investment securities:
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds (a), (b)	16,185,893
Japanese prefectural and municipal bonds (b)	208,230
Foreign government and official institutions bonds (c)	3,670,823
Corporate bonds (d)	5,407,969
Mortgage-backed securities (f)	3,438,660
Other debt securities (g)	3,474,067
Marketable equity securities (h)	6,343,659

Total	38,729,301

Other investment securities:
Non marketable equity securities subject to specialized industry accounting principles in AICPA Guides (i)	66,038

Total	38,795,339

Grand Total	¥48,677,759

The valuation methodologies adopted by the Registrant to measure fair values of securities listed above are described in detail below. As described in the “Risk Factors,” as a result of the recent unstable global financial markets, quoted market prices for securities, such as certain asset-backed securities, have become significantly depressed or unavailable. The valuation methodologies and the relevant procedures to assess the appropriateness of the values of such securities are set forth under “(g) Other debt securities” below.

(a)	Japanese national government bonds

The fair values of Japanese national government bonds are based on quoted market prices.

(b)	Japanese government agency, prefectural and municipal bonds

The fair values of Japanese government agency, prefectural and municipal bonds are based on quoted market prices. When quoted market prices are not available, the Registrant estimates fair values by using quoted price of securities with similar characteristics.

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(c)	Foreign government and official institutions bonds

The fair values of foreign government and official institutions bonds are based on quoted market prices. When quoted market prices are not available, the Registrant estimates fair values by using quoted price of securities with similar characteristics.

(d)	Corporate bonds

The fair values of listed corporate bonds are based on quoted market prices. When quoted market prices are not available, the Registrant estimates fair values by using quoted prices of securities with similar characteristics, or discounted cash flow methods by using discount rates applicable to the maturity of the bonds, which are adjusted to reflect credit risk of issuers.

(e)	Commercial paper

The fair values of commercial paper are determined by discounted cash flow methods by using discount rates applicable to the maturity of the commercial paper.

(f)	Mortgage-backed securities

Mortgage-backed securities mainly consist of securities issued by U.S. Federal National Mortgage Association and Federal Home Loan Mortgage Corporation. The fair values of these mortgage-backed securities are based on quoted market prices. When quoted market prices are not available, the Registrant estimates fair values by using quoted price of securities with similar characteristics.

(g)	Other debt securities

Other debt securities mainly consist of asset-backed securities other than mortgage-backed securities described above. In order to determine fair value, the Registrant, in general, initially requests a non-binding price from an independent pricing vendor for the valuation of the asset-backed security. If no price is available from the pricing vendor for the security due to limited or no relevant activity in the markets, the Registrant would then request a non-binding broker-dealer quote for the security. Subject to internal price verification procedures, the Registrant recorded the unadjusted value provided by the independent pricing vendor/broker-dealer as the fair value at March 31, 2008. Internal price verification procedures included comparison of the fair value provided by the independent pricing vendor/broker-dealer to quoted prices of securities with similar characteristics and analytical review of historical price trends of the securities.

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(h)	Marketable equity securities

The fair values of marketable equity securities are based on quoted market prices.

(i)	Non-marketable equity securities

The Registrant values such non-marketable equity securities initially based on the transaction price and subsequently adjusts the valuation, considering evidence such as current sales transactions of similar securities, initial public offerings, recent equity issuances and change in financial condition of an investee company.

*        *        *

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Please contact the undersigned at +81-3-3597-8101 (fax number +81-3-3597-8120) if we may be of any assistance in answering your questions that may arise in connection with your review of this letter.

Sincerely,

/s/ Tong Yu
Tong Yu

cc:	Sharon M. Blume

U.S. Securities and Exchange Commission

Mitsubishi UFJ Financial Group, Inc.